UNITED STATES                          OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION        OMB Number:      3235-0237
         WASHINGTON, D.C. 20549           Expires:     April 30, 2006
                                      Estimated average burden
                                       hours per response    0.5

                          FORM N-54A

         NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
       THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                      Asian American Business Development Company
Address of Principal
  Business Office
  (No. & Street, City,
  State, Zip Code):         671 Heinz Parkway,
                            Estes Park, Colorado 80517

Telephone Number
  (including area code):   970-577-8325

Name and address of agent
  for service of process:   Jody M. Walker, Attorney At Law
                            7841 South Garfield Way,
                            Centennial CO 80122

Check one of the following:

(X) The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

   Commission file number 000-51489

( ) The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:


The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:


The undersigned company certifies that it is a closed-end company organized under the laws of Nevada and with its principal place of business in Colorado; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through


(3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Estes Park and state of Colorado on the 16th day of December 2005.


                              Signature



Asian American Business Development Company

                   By:  /s/James E. Hogue
                        ----------------
                        James E. Hogue
                       (Name of director, officer, or general partner
                        signing on behalf of the company)
                       Title:  President


Attest:  /s/James R. Phillips
         --------------------
         By:  James R. Phillips, Secretary